

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2012

<u>Via E-Mail</u>
Warren C. Lau
President, Chief Executive Officer
   and Chief Financial Officer
MetaStat, Inc.
4 Autumnwood Court
The Woodlands, Texas 77380

> **Re: MetaStat, Inc..**
>   **Form 10-K for year ended February 29, 2012**
>   **Filed June 13, 2012**
>   **File No. 000-52735**

Dear Mr. Lau:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for year ended February 29, 2012

Report of Independent Registered Accounting Firm, page F-2

1.   We note that your independent registered public accounting firm conducted their audit in accordance with "auditing standards generally accepted in the United States of America." This language does not comply with the requirements of Rule 2-02(b) of Regulation S-X or PCAOB Auditing Standard No.1, which require that reports issued by auditors refer to "the standards of the Public Company Accounting Oversight Board (United States)." Please amend the Form 10-K to include a revised audit report that complies with this requirement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please call me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief